Term Insurance Agreement

This agreement is a part of the policy to which it is attached. It is subject to all the terms and conditions of the policy. This agreement is effective as of the original policy date of this policy unless a different effective date is shown on the policy data pages.

What does this agreement provide?

This agreement provides additional one-year level term insurance payable at the second death.

What is the amount of the insurance?

The initial amount of term insurance is shown on the policy data pages. If we increase the death benefit of the policy to ensure that the policy remains qualified as life insurance under Section 7702 of the Code, we will decrease the amount of term insurance by the amount of the increased death benefit on the policy.

What is the charge for this agreement?

The monthly charge for this agreement is a cost of insurance rate multiplied by the amount of insurance provided by this agreement. The monthly cost of insurance rates may increase as the ages of the insureds increase. If the rates used to determine the monthly charge are adjusted, any such adjustment will be based on future estimated or emerging mortality experience. The maximum monthly cost of insurance rates are shown on the policy data pages.

When and to whom will we pay the death benefit for this agreement?

If we receive proof satisfactory to us of the second death while this agreement is in effect, we will pay to the beneficiary as part of the death proceeds under the policy, the death benefit for this agreement.

Does this agreement provide cash values or loan values?

No. This agreement does not provide any cash values or loan values.

Can you renew or convert the additional term insurance provided by this agreement?

The additional term insurance provided by this agreement will automatically be renewed annually until the younger insured’s age 100. The additional term insurance provided by this agreement may not be converted.

Is this agreement subject to the incontestability and suicide provision of the policy?

Yes. Those provisions apply to this agreement. The contestable and suicide periods will be measured from the effective date of this agreement.

When will this agreement terminate?

This agreement will terminate on the earliest of:

(1)	the date this policy is surrendered or otherwise terminates; or
(2)	the date we receive your written request to cancel this agreement; or
(3)	the policy anniversary nearest the younger insured’s age 100.

Can this agreement be reinstated?

Yes. If the policy to which this agreement is attached is reinstated in accordance with its provisions, this agreement may also be reinstated under the following conditions:

(1)	we receive written request from you; and
(2)	prior to reinstatement the policy anniversary nearest the younger insured’s age 100 has not occurred.

/s/ Dennis E. Prohofsky	/s/ Robert L. Senkler
Secretary]	President]

ICC10-921	Term Insurance Agreement	Minnesota Life Insurance Company